NEWS RELEASE

Symbols:	JJJ - CSE
HHHEF - OTCQB

Expiry of the previously announced Non-Brokered Private Placement Financing

VANCOUVER, BRITISH COLUMBIA. March 8, 2019. 37 Capital Inc. (the “Company” or “37 Capital”) reports that the non-brokered private placement financing which was announced in the Company’s News Release dated January 10, 2019 did not close and has now expired.

The Company will continue pursuing opportunities of merit, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpkian
Jake H. Kalpakian
President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

37 Capital Inc.

Suite 400, 570 Granville Street

Vancouver, BC V6C 3P1

Tel: (604) 681-1519 Fax: (604) 681-9428

www.37capitalinc.com info@37capitalinc.com